--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9


               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             METROGOLF INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                             METROGOLF INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    59167410
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            CHARLES D. TOURTELLOTTE
                      PRESIDENT AND CHAIRMAN OF THE BOARD
                             METROGOLF INCORPORATED
                           1999 BROADWAY, SUITE 2435
                             DENVER, COLORADO 80202
                                 (303) 294-9300
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                BRENT T. SLOSKY
                   BROWNSTEIN HYATT FARBER & STRICKLAND, P.C.
                          410 17TH STREET, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 534-6335

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of MetroGolf Incorporated, a Colorado corporation (the "Company") with the Securities and Exchange Commission on December 31, 1997 (the "Statement"), and relates to a tender offer (the "Tender Offer") disclosed in the Tender Offer Statement on Schedule 14D-1, dated December 31, 1997 of Family Golf Acquisition, Inc., a Colorado corporation and wholly owned subsidiary of Family Golf Centers, Inc., a Delaware corporation, to purchase all of the issued and outstanding common stock, no par value (the "Shares"), of the Company at $1.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 1997, and in the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 8 and 9 of the Statement, as set forth below. All capitalized terms not defined herein are used as defined in the Statement.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



    Item 8 is amended to add the following thereto:



    On January 9, 1998, the Company issued a press release regarding the Company's Board of Directors consideration of correspondence the Company received from John McCall and reaffirmation of its previous recommendation to the Company's shareholders to tender their Shares in the Tender Offer. A copy of the press release is filed as an exhibit hereto and is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit      Form of Press Release of MetroGolf Incorporated dated January 9, 1998.
20--

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                METROGOLF INCORPORATED

                                By:         /s/ CHARLES D. TOURTELLOTTE
                                     -----------------------------------------
                                              Charles D. Tourtellotte
                                        CHAIRMAN OF THE BOARD AND PRESIDENT


Dated: January 9, 1998